Exhibit 99.01

                                                              Company's Form 8-K
                                                              November 9, 1993

                                                              Page 2

     In October 1993, several purported class action lawsuits were filed in the Federal District Court for the Southern District of New York naming Smith Barney, Harris Upham & Co. Incorporated ("SBS") as defendant. The cases arise from SBS's participation as lead or co-underwriter in the initial public offerings of three separate funds managed by Hyperion Capital Management Inc. The plaintiffs have also named as defendants the funds' directors and the co-underwriters and their representatives. Plaintiffs allege that the registration statements and prospectuses by which the offerings were made between June 1992 and October 1992 were materially false and misleading, and are seeking unspecified damages in claims brought under the Federal securities laws. The Company believes it has meritorious defenses to these actions and intends to defend against them vigorously.

                                                             Company's Form 10-K
                                                             December 31, 1995

                                                             Page 10

     For information concerning several purported class action lawsuits filed against SBI in connection with three funds managed by Hyperion Capital Management Inc., see the description that appears in the third paragraph on page 2 of the Company's Current Report on Form 8-K dated November 9, 1993, which description is incorporated by reference herein. A copy of the pertinent paragraph of such filing is included as an exhibit to this Form 10-K. The actions were consolidated under the title In re: Hyperion Securities Litigation. SBI's motion to dismiss the claims was granted in July 1995. In August 1995, an appeal was filed in the U.S. Court of Appeals for the Second Circuit.